WOODSIDE
AUSTRALIAN ENERGY

03 JUL 11 AM 7:21

24 June 2003


03024514

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Gulf of Mexico Mustang Island Area Block A 81 (OCS-G 24325) Bison #1, lodged with the ASX on 24 June 2003;
- WA-248-P(2) (Tigger-1), lodged with the ASX on 24 June 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Katrina Rees
Secretariat Officer

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

dw 7/14

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

24 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**Gulf of Mexico Mustang Island Area Block A 81 (OCS-G 24325)
Bison #1**

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Bison #1 exploratory well (OCS-G 24325 #1) located in the Gulf of Mexico on Mustang Island Area Block A 81 has been plugged and abandoned after being drilled to a total depth of approximately 6,650 feet (referenced to the rig rotary table). No further operations are contemplated.

Pioneer Natural Resources USA Inc. and Woodside Energy (USA) Inc. are equal participants in OCS-G 24325.

ANTHONY NIARDONE
Assistant Company Secretary

24 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-248-P (2)
Tigger-1

Woodside Petroleum Ltd., Operator of the WA-248-P Joint Venture, reports that on 24 June the Tigger-1 exploration well located in the Carnarvon Basin is being plugged and abandoned.

Since the last report, the well was drilled to total depth of approximately 3650m in 8 1/2" hole and wireline logs were run.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-248-P is 45%. The other participants are Kufpec Australia Pty Ltd. (35%) and Japan Australia LNG (MIMI) Pty Ltd. (20%).

ANTHONY NIARDONE
Assistant Company Secretary